

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2022

Avraham Brenmiller
Chief Executive Officer
Brenmiller Energy Ltd.
13 Amal Street, 4th Floor
Park Afek
Rosh Haayin 4809249, Israel

> **Re: Brenmiller Energy Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 19, 2022**
> **CIK No. 0001901215**

Dear Mr. Brenmiller:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

2.   Note 2 of the fee table on the registration statement cover appears to calculate the proposed maximum offering price using the method described in Rule 457(c), with reference to the reported sales prices of the Tel Aviv Stock Exchange. Please advise or revise to refer specifically to this rule.

Prospectus Summary, page 1

3.   Please balance your description of business by disclosing that you have incurred losses and generated negative cash flows since inception, have not generated any significant revenue from the sale of your products to date, and will need to obtain substantial additional funding in connection with your continuing operations.

The Offering, page 7

4.   We note that you include the number of ordinary shares "currently" issued and outstanding. Please revise to include the number of shares issued and outstanding immediately after this offering and include the 3,340,620 shares that will be issued at the Second Closing in such presentation.

5.   Please further revise your description of the number of outstanding shares immediately following the offering to describe whether these include shares issuable upon exercise of the (i) 499,998 options held by a selling shareholder and (ii) 107,192 options granted to a third party in connection with the private placements. In addition, please ensure these transactions are disclosed as recent sales in Part II of your registration statement and elsewhere, as appropriate.

Risk Factors
We are dependent on the use of certain raw materials and changes in the price or availability . . . , page 11

6.   We note your disclosure that you are dependent on the general availability of the raw materials used in your products, including control electronics, and that the pandemic may cause delays in deliveries by your manufacturers or suppliers. Please revise your disclosure to specifically describe whether and how supply disruptions caused by the pandemic have affected your business.

We expect to be exposed to fluctuations in the rate of energy tariffs . . . , page 14

7.   Please revise your disclosure to clarify how changes in energy tariffs effect the feasibility of new projects and your financial condition.

Listing Details, page 29

8.   We note your disclosure that you intend to apply to list your ordinary shares on the Nasdaq Capital Market. Please tell us which listing standard you will rely on in your application. We may have further comment.

Capitalization, page 29

9.   Please expand the shareholders' equity section to provide the number of ordinary share capital authorized, issued and outstanding on both an actual and pro forma basis for the period presented. In addition, expand the second bullet point to disclose, if true, that the 305,310 Prefunded Warrants have underlying ordinary shares at a ratio of one-to-one and that the Prefunded Warrants have been fair valued at a nominal amount or no value was assigned.

Business, page 40

10.   We note your reference to two different business models, involving the sale of equipment and the sale of energy. Please revise your disclosure to more fully explain each model. Distinguish clearly between your past, current, and future business operations.

11.   Please disclose the marketing channels you expect to use, including an explanation of any special sales methods, such as installment sales, per Item 4.B.5 of Form 20-F. Describe your expected timetable and material hurdles to develop your sales and services in your target markets.

12.   Please revise your disclosure regarding your manufacturing facilities to describe your current production capacity. Further describe your plans to build and/or automate your factory, including your future production capacity and expected timing. Disclose whether the financing agreement with the EIB is expected to cover your estimated costs. Refer to Item 4.D of Form 20-F.

13.   Please disclose whether your business is subject to seasonality. Refer to Item 4.B.3 of Form 20-F.

14.   Please revise to discuss the operations of Rani Zim Sustainable Energy Ltd. Please also discuss your voting and control rights with respect to this company.

Management, page 50

15.   Please update your compensation disclosure as of the fiscal year ended December 31, 2021. Refer to Item 6.B of Form 20-F.

16.   Please file the employment and advisory agreements described in this section as exhibits to your registration statement.

Beneficial Ownership of Principal Shareholders and Management
Changes in Percentage Ownership by Major Shareholders, page 76

17.   Please revise your disclosure to clarify that your public offerings have been conducted outside the United States, in Israel and elsewhere as appropriate. Please also provide the portion of your ordinary shares held in Israel as required by Item 7.A.2 of Form 20-F.

Related Party Transactions, page 77

18.   We note information on page F-48 regarding a loan from Rani Zim to the company and information on page F-12 regarding the establishment of a new company. Please revise to include disclosure regarding these transactions or provide us with your analysis as to why you are not required to disclose these transactions under Item 7.B of Form 20-F.

Selling Shareholders, page 78

19.   Please revise the number of outstanding shares used to calculate ownership to include the 305,310 shares underlying warrants, consistent with these shares being offered for resale pursuant to the prospectus.

Taxation
Israeli Tax Considerations and Government Programs
Tax Benefits and Grants for Research and Development, page 87

20.   We note your disclosure that any change of ownership of your shares that would make a non-Israeli citizen or resident an "interested party," as defined in the Research Law, requires prior written notice to the IIA. Please revise your disclosure to describe who constitutes an interested party. Please revise to clarify whether these provisions apply to investors purchasing your securities in the offering. If the provisions apply to this offering, then please disclose whether you will notify the IIA of the offering and whether any further action is required of you in connection therewith.

Part II
Item 7. Recent Sales, page II-3

21.   Please revise your disclosure to (i) name the principal underwriters for your public offerings and (ii) name the persons or identify the class of persons to whom you sold securities in private transactions. Refer to Item 701(b) of Regulation S-K.

Item 9. Undertakings, page II-5

22.   Please provide the undertaking required by Item 512(h) of Regulation S-K.

Exhibits

23.   We note your disclosure that you have signed a memorandum of understanding with Beit Shemesh Engines Ltd. for the combined development of storage at high temperatures together with proprietary gas turbines. Please file this memorandum of understanding as an exhibit to your registration statement.

        You may contact Beverly Singleton at 202-551-3329 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric Victorson